SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      December 2002



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      6 December 2002      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary

P&O Princess Cruises plc

On 6th December 2002, P&O Princess Cruises plc (the
"Company") received notification in accordance with Part VI of the Companies Act 1985 that Morgan Stanley Securities
Limited ("MSSL"), and the companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the issued ordinary share capital of the Company.